Mail Stop 3561

April 2, 2007

Mr. J. Patrick Kenny
Chief Executive Officer
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, CT 06897

Re: Drinks Americas Holding, Ltd.
Form 10-KSB for Fiscal Year Ended April 30, 2006
File No. 000-19086

Dear Mr. Kenny:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies